200 Park Avenue New York, NY 10166 T +1 212 294 6700 F +1 212 294 4700

Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

September 26, 2016

VIA EDGAR AND HAND DELIVERY

Laura Nicholson

Special Counsel

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AR Capital Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed September 15, 2016

File No. 001-36669

Dear Ms. Nicholson:

On behalf of our client, AR Capital Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 23, 2016, relating to the Company’s preliminary proxy statement on Schedule 14A filed via EDGAR on September 15, 2016 (the “Preliminary Proxy Statement”).

The Company has filed via EDGAR its revised preliminary proxy statement on Schedule 14A (“Revised Preliminary Proxy Statement”) which reflects the Company’s responses to the comments received by the Staff and generally updates the information contained therein. For the convenience of the Staff, we are also enclosing clean and marked copies of the Revised Preliminary Proxy Statement.

We have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Revised Preliminary Proxy Statement of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Revised Preliminary Proxy Statement.

September 26, 2016 Page 2

General

1.	Please tell us the consideration given to providing descriptions of the business background of the executive officers to be appointed in connection with your entry into the transfer agreement with Axar Master Fund Ltd.

Response: The Company has revised the disclosure on page 3 to provide descriptions of the business background of the executive officers to be appointed upon the closing of the transactions contemplated by the Transfer Agreement with Axar Master Fund Ltd. (“Axar”).

2.	We note your disclosure that AXAR has agreed to forfeit, upon consummation of your initial business combination, “the number of founder shares, if any, that is in excess of 25% of the sum of (i) the number of public shares outstanding after giving effect to all redemptions of public shares in connection with the Extension Amendment, plus (ii) the sum of (a) the total number shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding any shares or equity-linked securities exercisable for or convertible into shares of common stock issued, or to be issued, to any seller in the initial business combination or to AXAR or its affiliates, minus (b) the number of public shares redeemed by public shareholders in connection with our initial business combination” and that AXAR has also agreed to forfeit “a percentage of Private Placement Warrants equal to the percentage of founder shares forfeited pursuant to the preceding sentence.” Please disclose the reasons for this agreement.

Response: The Company has included on the cover letter, notice of special meeting of stockholders and pages 4, 16 and 29 disclosure of the reasons for Axar’s agreement to forfeit founder shares and private placement warrants under the Transfer Agreement.

3.	We note your disclosure that your board of directors intends to declare a dividend consisting of one-third of one warrant per share of common stock. Please tell us whether you intend to register this transaction, including the exercise of these warrants, or explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities. If you are relying on an exemption for the offer and sale of these securities please identify the exemption and explain the basis for your reliance.

Response: The Company does not intend to register the dividend of the warrants, which will be made pro rata to the holders of common stock, because the dividend of warrants is not a “sale” under Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”). The Staff has consistently taken the position that there is no sale of securities when a company declares and pays a dividend consisting of securities and receives no consideration in return. See, e.g., Letter of General Counsel Discussing Question of Whether a Sale of a Security is Involved in the Payment of a Dividend, Securities Act Release No. 33-929 (July 29, 1936). This position is reflected in Q&A Number 103.01 of the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) relating to Securities Act Section 2(a)(3), which states that a dividend payable in cash or securities at the election of the recipient does not require registration because there is no “sale” of the dividend securities under the Securities Act. Because the dividend of the warrants will not involve a sale under the Securities Act, the warrants to be issued in the dividend will have the same securities law characteristics as the shares of common stock upon which the warrants were issued. The warrants to be issued in the dividend will be issued to holders of public shares as of the record date for such dividend. All of the public shares were issued in the Company’s IPO and registered under the Securities Act. As a result, the warrants will be freely tradable under Section 4(a)(1) of the Securities Act, other than any warrants to be issued to the Company’s affiliates. Axar and the Company’s independent directors have waived their rights to receive the dividend of warrants with respect to their founder shares and therefore will not receive any new warrants.

September 26, 2016 Page 3

In addition, the Company does not intend to register the issuance of common stock upon exercise of the warrants at this time because the warrants will not be exercisable until the later of (i) 30 days after the completion of an initial business combination, and (ii) 12 months after the date of issuance. Q&A Number 103.04 of the C&DI’s relating to Securities Act Sections discusses the registration requirements for securities that are exercisable within one year of issuance, and states: “If such securities are not convertible or exercisable within one year, the issuer may choose not to register the underlying securities at the time of registering the convertible securities or warrants.” The Company notes that, consistent with the practice of most other similar blank check companies, it did not register the shares underlying its public warrants at the time of its IPO because the public warrants were not exercisable within a year of issuance.

Stockholder Proposal No. 1 – The Extension Amendment, page 40

4.	We note that your initial public offering registration statement was declared effective on October 1, 2014. Please provide your analysis as to how the proposal to extend your termination deadline to December 31, 2017 complies with NASDAQ IM-5101-2.

Response: In response to the Staff’s comment, the Company has revised Proposal No. 1 to state that the Company is seeking to extend the deadline by which it much complete a business combination or commence liquidation of the trust account to October 1, 2017 or, if prior to October 1, 2017, the Company publicly discloses that an extension past October 1, 2017 will not prevent the Company from maintaining the listing of its securities on the Nasdaq Capital Market, December 31, 2017. If the Charter and Trust Proposals are approved and the Company consummates the transactions contemplated by the Transfer Agreement, the Company intends to engage the staff of The Nasdaq Stock Market, LLC (the “Nasdaq Staff”) to confirm that the Nasdaq Staff will not take action to delist the Company’s securities prior to December 31, 2017 as a result of an extension past October 1, 2017. If the Nasdaq Staff advises the Company that such an extension past October 1, 2017 is inconsistent with IM 5101-2, the Company will publicly disclose this determination and the Company will be required to complete its initial business combination by October 1, 2017.

September 26, 2016 Page 4

Stockholder Proposal No. 2 – The Reverse Stock Split, page 41

5.	Please revise to disclose the reasons for the proposed reverse split. Also, tell us how the procedures you propose to follow in amending and filing the certificate of incorporation conform to the statutory requirements of Section 242(b) of the Delaware General Corporation Law. Specifically, explain whether it is permissible under Delaware law for shareholders to approve a resolution delegating to the board of directors the discretion to implement a reverse split of an unspecified ratio. Finally, expand your disclosure to provide examples of the potential split, or to describe the outer bounds of the potential split.

Response: The Company has revised the cover letter and pages 42 and 54 to disclose the reasons for the reverse stock split. In addition, the Company has revised Proposal No. 2 to provide that the potential reverse stock split will be at a ratio, to be established by the Company’s board of directors in its sole discretion, not to exceed 1-for-2.4, which the Company believes is permissible under Delaware law.

Stockholder Proposal No. 5 – The Dividend Withdrawal Proposal, page 46

6.	Please revise to disclose the purpose of the dividend and explain in greater detail which shareholders would receive the dividend. Please also provide an example of how the dividend will be calculated, and to what extent it relates to the reverse split, if at all.

Response: The Company has revised the disclosure on page 54 to disclose the purpose of the dividend, explain in greater detail which shareholders would receive the dividend, provide an example of how the dividend will be calculated and to what it extent the dividend relates to the reverse split.

The Special Meeting of Warrantholders, page 50

Warrantholder Proposal No. 1 – The Warrant Conversion Proposal

7.	Please revise to add a section including pro forma financial information, giving effect to the distribution described under Proposal 5, the reverse stock split, the modification of your existing warrants, and the issuance of new warrants. Refer to Article 11 of Regulation S-X and Item 13(a)(1) of Schedule 14A.

Response: Article 11-01 of Regulation S-X requires pro forma financial information to be presented under specified circumstances, including when a significant business combination has occurred or is probable and/or when consummation of other events or transactions has occurred for which disclosure of pro forma financial information would be material to investors. The Company has determined that inclusion of pro forma information is not required in its proxy statement for the cash dividend, the reverse stock split, the modification of its existing warrants or the issuance of new warrants because none of these transactions are specified in Rule 11-01(b)(1) through (7) and disclosure of pro forma financial information would not be material to investors pursuant to Rule 11-01(b)(8).

September 26, 2016 Page 5

The reverse stock split and the cash dividend in connection therewith have the same effect from an accounting perspective as redemptions by public stockholders in connection with the Extension Amendment. The reverse stock split and the cash dividend in connection therewith will only occur if more than 10 million public shares remain outstanding after the redemptions by public holders in connection with the vote on the Extension Amendment. In that case, the purpose of the reverse stock split and the related cash distribution is to make it as if there were additional redemptions down to 10 million public shares with associated distributions from the trust account of $10.00 per share, by reverse splitting the common stock so that 10 million public shares remain and distributing $10.00 per public share that is split out of existence.

Accordingly, if the proposals to effect the reverse stock split and related cash dividend were effective as of June 30, 2016, assuming that more than 10 million public shares remain outstanding following any redemptions by holders of public shares in connection with the Extension Amendment, the pro forma balance sheet would have reflected pro forma adjustments as a result of the reverse stock split and cash dividend to reduce “Investments held in the Trust Account” by approximately $140.1 million from approximately $240.1 million to $100.0 million and to reduce “Common stock subject to possible redemption” by approximately $140.1 million to approximately $88.6 million. “Deferred underwriting fees” would be reduced by approximately $3.4 million to $2.4 million or 2.4% of the “Investments held in trust account” with an offsetting increase to “Common stock subject to possible redemption” by $3.4 million. The pro forma adjustments at June 30, 2016 would result in total assets of $100.2 million, total liabilities of $3.3 million, common stock subject to possible redemption of $92.0 million and total stockholders’ equity of $5.0 million.

If the proposals to effect the reverse stock split and related cash dividend were effective as of December 31, 2015, assuming more than 10 million public shares remain outstanding following any redemptions by holders of public shares in connection with the Extension Amendment, the pro forma balance sheet would have reflected pro forma adjustments as a result of the reverse stock split and cash dividend to reduce “Investments held in Trust Account” by approximately $140.0 million from approximately $240.0 million to $100.0 million and to reduce “Common stock subject to possible redemption” by approximately $140.0 million to approximately $87.0 million. “Deferred underwriting fees” would be reduced by approximately $6.0 million to $2.4 million or 2.4% of the “Investments held in Trust Account” with an offsetting increase to “Common stock subject to possible redemption” by $6.0 million. The pro forma adjustments at December 31, 2015 would result in total assets of $100.7 million, total liabilities of $2.7 million, common stock subject to possible redemption of $93.0 and total stockholders’ equity of $5.0 million.

Assuming (i) that more than 10 million public shares remain outstanding following any redemptions by holders of public shares in connection with the Extension Amendment and (ii) the proposals to effect the reverse stock split and related cash dividend were effective as of January 1, 2015, the pro forma statement of operations would have reflected a pro forma adjustment to decrease “Interest income from trust account” in the amount of approximately $0.1 million for the six months ended June 30, 2016 and less than $10 thousand for the fiscal year ended December 31, 2015.

September 26, 2016 Page 6

In addition, if the proposals to effect the reverse stock split and related cash dividend were effective as of June 30, 2016, assuming that 21.5 million public shares are redeemed in connection with the Extension Amendment such that $25 million remains in the Trust Account (which is the minimum amount that must remain in the Trust Account after redemptions), the pro forma balance sheet would have reflected pro forma adjustments to reduce “Investments held in the Trust Account” by approximately $215.1 million from approximately $240.1 million to $25.0 million and to reduce “Common stock subject to possible redemption” by approximately $215.1 million to approximately $13.6 million. “Deferred underwriting fees” would also be reduced by approximately $5.2 million to $0.6 million or 2.4% of the “Investments held in the Trust Account” with an offsetting increase to “Common stock subject to possible redemption” by $5.2 million. The pro forma adjustments at June 30, 2016 would result in total assets of $25.2 million, total liabilities of $1.5 million, common stock subject to possible redemption of $18.7 million, total stockholders’ equity of $5.0 million and total equity of $23.7 million.

If the proposals to effect the reverse stock split and related cash dividend were effective as of December 31, 2015, assuming that 21.5 million public shares are redeemed in connection with the Extension Amendment such that $25 million remains in the Trust Account (which is the minimum amount that must remain in the Trust Account after redemptions), the pro forma balance sheet would have reflected pro forma adjustments to reduce “Investments held in Trust Account” by approximately $215.0 million from approximately $240.0 million to $25.0 million and to reduce “Common stock subject to possible redemption” by approximately $215.0 million to approximately $12.0 million. “Deferred underwriting fees” would also be reduced by approximately $7.8 million to $0.6 million or 2.4% of the “Investments held in Trust Account” with an offsetting increase to “Common stock subject to possible redemption” by $7.8 million. The pro forma adjustments at December 31, 2015 would result in total assets of $25.7 million, total liabilities of $0.9 million, common stock subject to possible redemption of $19.8 and total stockholders’ equity of $5.0 million.

Assuming the redemption of 21.5 million public shares was effective as of January 1, 2015, the pro forma statement of operations would have reflected a pro forma adjustment to decrease “Interest income from Trust Account” in the amount of approximately $0.2 million for the six months ended June 30, 2016 and less than $15 thousand for the fiscal year ended December 31, 2015.

With respect to the Warrant Amendment Proposal and the dividend of new warrants, the modification of the existing warrants and the issuance of new warrants would have no impact on the pro forma financial statements. The cash or stock payable on the existing public warrants if the Warrant Amendment Proposal is approved is contingent upon the completion of a business combination and, therefore, does not meet the criteria for recognition. The Company also notes that the existing warrants are not currently reflected in the Company’s balance sheet or income statement and therefore the strike price change to the Private Placement Warrants would have no impact on the pro forma financial statements. The same would be the case for the new warrants to be issued as a dividend. The dilutive effect of the warrants is considered in the computation of earnings per share, but because the Company has net losses, the effect of inclusion of the warrants would be antidilutive, and therefore ignored.

September 26, 2016 Page 7

Accordingly, the Company does not believe that disclosure of pro forma financial information would be material to investors. Nevertheless, to the extent the Staff believes that disclosure of pro forma financial information would be material to investors, the Company has added a narrative discussion in the Revised Preliminary Proxy Statement on page 34 that is similar to the above discussion, as is permitted in certain circumstances under Article 11-02(b)(1) in lieu of pro forma financial statements.

8.	We note that the proposed change to the terms of the warrants appears to involve the creation of a new security, the offer and sale of which requires registration or an exemption. Please identify the exemption you intend to rely upon for this offer and sale, and provide us with a brief legal analysis underlying its availability. Alternatively, if you believe that Section 5 of the Securities Act of 1933 does not apply to this amendment, please provide the basis for such belief.

Response: Under Section 3(a)(9) of the Securities Act, any security issued in an exchange by the issuer thereof with its existing security holders, where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, is exempt from the registration requirements of the Securities Act. If the Warrant Amendment is deemed to constitute an offer of a new security for purposes of the Securities Act, then the exchange of the old security for the new security would satisfy the requirements of Section 3(a)(9) of the Securities Act as it would constitute a security offered in an exchange between the Company and its existing security holders, and no commission or other remuneration will have been paid directly or indirectly to any party for soliciting such exchange.

While the Company has retained the services of Morrow Sodali (“Morrow”) in connection with the solicitation of proxies for the special meetings, the services to be provided by Morrow will be limited to those activities which the interpretative guidance of the Commission has indicated are permissible. While there is no definitive list of permitted and prohibited solicitation activities, there are a number of Commission interpretations and no-action letters that provide guidance. Generally, an issuer’s directors, officers and other employees may undertake soliciting activities so long as they are not specially compensated for such activities. See Chris-Craft, Industries, Inc., SEC No-Action Letter (Oct. 9, 1972). The Company’s directors and officers are not being specifically compensated for any soliciting activities, and any such soliciting activities are merely incidental to their regular duties. Permissible activities by third parties include, among others, services that are administrative, ministerial, or mechanical in nature in furtherance of the transaction. See Q&A 125.03 of the Securities Act Sections C&DIs. Interpretive guidance indicates that an issuer may hire proxy solicitation firms to perform mechanical functions, such as mailing or otherwise assisting in the distribution of materials, obtaining a list of the issuer’s security holders, confirming security holder contact details, contacting nominees holding target securities and ascertaining the number of the materials needed by each brokerage house for transmittal to beneficial holders, delivering sufficient quantities of the materials to nominees for distribution to beneficial holders of the securities, and responding to the questions of security holders that do not concern the mechanical aspects of the transaction by directing the security holders to the relevant portions of the materials. See Mortgage Investors of Washington, SEC No-Action Letter (Sept. 8, 1980); Barnett Winston Investment Trust, SEC No-Action Letter (June 27, 1978); and Dominion Mortgage & Realty Trust, SEC No-Action Letter (Nov. 3, 1975). The scope of Morrow’s engagement is limited to performing purely mechanical functions, such as those set forth above, and therefore falls within the guidelines and parameters established by the Commission. Section 3(a)(9) does not specify the types of fees that third parties can receive in a solicitation of proxies such as the solicitation of proxies for the special meetings. However, the Staff has indicated through various no-action letters that third parties may receive a fixed fee for its services, not contingent upon the success of the transaction, plus reasonable expenses. See SEC No-Action Letter, Mortgage Investors of Washington (Sept. 8, 1980); SEC No-Action Letter, International Controls Corp. (Aug. 6, 1990); and SEC No-Action Letter, Seaman Furniture Company, Inc. (Sept. 29, 1989). In this case, Morrow will be performing only ministerial functions, not involving any recommendation with respect to the matters to be voted on at the special meetings. In addition, the Company will pay Morrow reasonable and customary compensation, which is fixed, plus reasonable out-of-pocket expenses.

September 26, 2016 Page 8

Accordingly, if the Warrant Amendment constitutes an offer of a new security, the issuance of any such new security is exempt from registration under Section 3(a)(9) of the Securities Act.

9.	Please revise to disclose the terms of the outstanding warrants and clarify how the conversion of outstanding warrants will be calculated. Please also describe in greater detail how the conversion of outstanding warrants will eliminate their potential dilutive impact.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 to disclose the terms of the outstanding warrants, clarify how the conversion of outstanding warrants will be calculated and describe in greater detail how the conversion of outstanding warrants will eliminate their potential dilutive impact.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Revised Preliminary Proxy Statement.

Sincerely yours,

/s/ Joel Rubinstein
Joel L. Rubinstein